February 16, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:	Rofin-Sinar Technologies Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-21377

Dear Ms. Chalk:

On behalf of our client, Rofin-Sinar Technologies Inc. (the “Company”), we are submitting this letter in connection with our discussions on February 12, 2016 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on January 19, 2016 and Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on February 9, 2016 (each, File No. 0-21377) (collectively, the “Preliminary Proxy Statement”).

In response to the oral comments of the Staff, as reflected in Amendment No. 2 to the Preliminary Proxy Statement that we are filing simultaneously herewith, we have made the following revisions:

•	provided additional disclosure on page 4 relating to the new section of the Company’s Amended and Restated By-laws that provides, consistent with Section 223(d) of the Delaware General Corporation Law, that a director who has tendered his or her resignation will continue to have a vote in the appointment of his or her replacement, until the Board of Directors accepts the resigning director's resignation;

•	provided additional disclosure on page 4 relating to the removal of the provision in the Company’s prior By-laws which prohibited directors from standing for re-election after reaching age 70, which has the effect of permitting Messrs. Baasel and Willis to stand for reelection at the Company’s 2016 annual meeting of stockholders;

•	revised disclosure on pages 7 and 51 to (1) complete the blank for the estimate of total expenditures to be incurred by the Company relating to the proxy solicitation in excess of those normally spent for an annual meeting of stockholders as a result of the potential proxy contest and (2) provide an updated amount of such expenses spent by the Company to date; and

•	corrected the typo on page 9 in one of the names of the participants in the solicitation of proxies from the Company’s stockholders by SilverArrow Capital Advisors LLP, SilverArrow Capital Holding Ltd., SAC Jupiter Holding Ltd., Pluto Fund Limited, Thomas Limberger, Gebhard Rainer, Jordan Kovler, Robert Schimanko, Abdullah Saleh A. Kamel and Osama H. Al Sayed (the “Silver Arrow Group”)).

Additional updating is also reflected as a result of (1) the inclusion of information relating to the time, location and record date of the 2016 annual stockholders’ meeting and other related information, (2) certain changes to the proposals included in Amendment No. 1 to the Preliminary Proxy Statement filed by the SilverArrow Group on February 12, 2016, and (3) the passage of time since the Company filed Amendment No. 1 to the Preliminary Proxy Statement on February 9, 2016.

For your convenience, we are providing you under separate cover a copy of Amendment No. 2 to the Preliminary Proxy Statement marked to show all changes from Amendment No. 1 to the Preliminary Proxy Statement.

We understand that the Staff is seeking final review internally and we await confirmation that the review is complete prior to making arrangements for the filing of the definitive proxy statement.

*          *          *

In connection with our response to the Staff’s oral comments and the filing of Amendment No. 3 to the Preliminary Proxy Statement, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the information covered in this letter, please contact the undersigned at (212) 318-3254, Roy Goldman at (212) 318-3219 or Donald Ainscow at (214) 855-7137.

Very truly yours,

/s/ Sheldon G. Nussbaum

Sheldon G. Nussbaum

Exhibit A

Rofin-Sinar Technologies Inc.

40984 Concept Drive

Plymouth, Michigan 48170

February 16, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:	Rofin-Sinar Technologies Inc.
PREC14A Filed January 19, 2016
PRER14A Filed February 9, 2016
File No. 0-21377 (the “Preliminary Proxy Statement”)

Dear Ms. Chalk:

In connection with (1) the response letter, dated February 16, 2016, filed on behalf of Rofin-Sinar Technologies Inc. (the “Company”) by Norton Rose Fulbright US LLP (“NRF”) with the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence via EDGAR on February 16, 2016, in response to the Staff’s comments communicated on a telephone call with NRF on February 12, 2016 with respect to the Preliminary Proxy Statement, and (2) Amendment No. 2 to the Preliminary Proxy Statement filed with the Commission on February 16, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Please contact Cindy Denis, the Company’s Secretary, at (734) 416-0206 should you require further information or have any questions.

Very truly yours,

ROFIN-SINAR TECHNOLOGIES INC.

By:	/s/ Thomas Merk
Thomas Merk
Chief Executive Officer